Disclosure of information in connection with the possible purchase and acquisition of certain shares of Daewoo International Corporation

Pursuant to KRX disclosure requirements, as soon as practicable upon availability, POSCO will disclose certain information (e.g., investment valuation) in connection with the possible purchase and acquisition of certain shares of Daewoo International Corporation. At the present, POSCO has not made any informal or formal decision regarding the project.